UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

BioLexis Pte. Ltd.

36 Robinson Road

#13-06 City House

Singapore, 068877

Attn: Executive Director

Telephone: +962 6 582 7999 (ext. 1104)

with a copy to:

Shearman & Sterling LLP

300 West 6th Street, Suite 2250

Austin, Texas 78701

Attn: J. Russel Denton

(512) 647-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BioLexis Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,982,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,982,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,982,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14.	TYPE OF REPORTING PERSON IV

(1)	This percentage is calculated based upon 224,276,277 Shares outstanding as of February 11, 2022, based on Outlook Therapeutics, Inc.’s, a Delaware corporation (the “Issuer”), Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022. “Shares” means shares of common stock, par value $0.01 per share (the “Shares”), of the Issuer.

1.	Names of Reporting Persons Arun Kumar Pillai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,982,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,982,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,982,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 224,276,277 Shares outstanding as of February 11, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022.

1.		Names of Reporting Persons Ghiath M. Sukhtian
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,047,101(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,047,101(1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,047,101(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6% (1)
14.		TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 224,276,277 Shares outstanding as of February 11, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022, plus 1,230,315 Shares underlying Warrants (as defined below) issued to GMS Ventures and Investments (“GMS Ventures”).

1.	Names of Reporting Persons GMS Ventures and Investments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,047,101(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,047,101(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,047,101(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6% (2)
14.	TYPE OF REPORTING PERSON IV

(1)	Includes warrants (the “Warrants”) to purchase up to an aggregate of 1,230,315 Shares.

(2)	This percentage is calculated based upon 224,276,277 Shares outstanding as of February 11, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022, plus 1,230,315 Shares underlying the Warrants.

This Amendment No. 16 (“Amendment No. 16”) to Schedule 13D supplements and amends the statement on Schedule 13D of BioLexis Pte. Ltd. (formerly known as GMS Tenshi Holdings Pte. Limited), a Singapore private limited company (“BioLexis”), Ghiath M. Sukhtian (“Sukhtian”), and Arun Kumar Pillai (“Kumar”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2017, and amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 thereto, filed with the SEC on each of November 1, 2017, June 25, 2018, July 20, 2018, November 9, 2018, January 3, 2019, February 5, 2019, April 17, 2019, June 19, 2019, December 30, 2019, January 31, 2020, February 27, 2020, March 24, 2020, February 2, 2021, December 1, 2021 and February 1, 2022 respectively (together, as so amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 16, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 16 to report certain changes in their beneficial ownership of Shares of the Issuer as result of the Restructuring (as defined below), as described in Item 3 of this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 in the Schedule 13D is hereby amended to add the following after the last paragraph:

On April 21, 2022, BioLexis and GMS Ventures entered into a Share Purchase Agreement (the “April 2022 SPA”), pursuant to which, GMS Ventures took direct ownership of 27,982,529 of the Issuer’s Shares that Sukhtian and his affiliates (collectively, “GMS”) already beneficially owned through its ownership in BioLexis in exchange for an interest free promissory note (the “Promissory Note”) with a maturity date 120 days after the date of the Promissory Note. In connection with the entering into of the April 2022 SPA, GMS Ventures novated its obligations under the Promissory Note to GMS Pharma pursuant to a Deed of Novation, dated as of April 21, 2022, by and among GMS Ventures, GMS Pharma and BioLexis (the “Deed of Novation”). Pursuant to the Deed of Novation, BioLexis agreed to cause GMS Ventures shares in BioLexis to be cancelled within 120 days in exchange for cancellation of the Promissory Note. GMS Ventures, GMS Pharma and BioLexis also agreed that Tenshi would have all rights to the 22,982,529 Shares held by BioLexis until the completion of the transactions contemplated by the April 2022 SPA and that Tenshi would have all rights to direct BioLexis how to vote and dispose of such Shares. The transactions referred to in this paragraph are collectively referred to as the “Restructuring.” The transfer of the Issuer’s shares to GMS Ventures in connection with the Restructuring occurred at the historic cost basis of GMS’s investment in BioLexis for accounting purposes.

Upon the completion of the Restructuring, GMS will no longer be a shareholder in BioLexis and GMS, GMS Ventures and their affiliated entities are expected to cease to be members of a group with BioLexis and its other shareholders, including Tenshi.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following after the last paragraph:

The purpose of the Restructuring described in Item 3 of this Schedule 13D is to provide GMS with increased flexibility to support the future growth of the Issuer. In connection with the Restructuring, GMS and the Issuer entered into an Amended and Restated Investor Rights Agreement (the “IRA”), and all of BioLexis’s rights under the previous Investor Rights Agreement have terminated. The description of the IRA set forth in Item 6 below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

(a)–(b)

The aggregate percentage of Shares reported owned by each Reporting Person named herein is based upon 224,276,277 outstanding Shares, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022.

A.	BioLexis

(a)	As of the date hereof, BioLexis directly owns a total of 22,982,529 Shares. This represents approximately 10.2% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 22,982,529
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 22,982,529

B.	Kumar

(a)	Kumar is the holder of a controlling interest in Tenshi, which is the sole beneficial owner of BioLexis. By virtue of such relationship, Kumar may be deemed to beneficially own 22,982,529 Shares held by BioLexis for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 10.2% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 22,982,529
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 22,982,529

C.	Sukhtian

(c)	Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 25.6% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(d)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 57,047,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 57,047,101

D.	GMS Ventures

(a)	As of the date hereof, GMS Ventures directly owns 57,047,101 Shares (inclusive of warrants to purchase 1,230,315 Shares). This represents approximately 25.6% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 57,047,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 57,047,101

(c)

Except for the Restructuring (as described in Item 3), which is incorporated herein by reference, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following after the last paragraph:

Amended and Restated Investor Rights Agreement

Pursuant to the IRA by and between, the Issuer and BioLexis and GMS Ventures, dated as of April 21, 2022, GMS Ventures has the right to, among other things, appoint certain representatives to the Issuer’s Board of Directors (the “Board”), and accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. Pursuant to the IRA, the Issuer granted GMS Ventures certain registration rights, piggyback registration rights, information rights, as well as the right of first offer over future issuances of securities and a right of participation in future securities issuances, Board designation rights and the right to approve certain transactions by the Issuer.  Pursuant to the IRA, GMS Ventures has designated each of Faisal G. Sukhtian, Sukhtian and Yezan Haddadin to serve on the Board.

The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA a copy of which is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among BioLexis Pte. Ltd., Ghiath M. Sukhtian, Arun Kumar Pillai, and GMS Ventures and Investments, dated April 22, 2022 (filed herewith).

2.	Amended & Restated Investor Rights Agreement by and between Outlook Therapeutics, Inc. and GMS Ventures and Investments, dated as of April 21, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on April 22, 2022).

3.	Exchange Agreement by and between Outlook Therapeutics, Inc. and GMS Tenshi Holdings Pte. Limited, dated July 18, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

4.	Purchase Agreement by and between the Issuer and BioLexis, dated November 5, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on November 9, 2018).

5.

Form of Warrant to Purchase Common Stock of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

6.	Amendment to Warrants to Purchase Common Stock (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on January 31, 2020).
7.	Agreement to Amend Series A-1 Convertible Preferred (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on January 31, 2020).
8.	Power of Attorney by BioLexis Pte. Ltd. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by the BioLexis Pte. Ltd. with the SEC on January 29, 2020).

9.	Power of Attorney by Arun Kumar Pillai dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Arun Kumar Pillai with the SEC on January 29, 2020).
10.	Power of Attorney by Ghiath M. Sukhtian. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on January 29, 2020).
11.	Securities Purchase Agreement by and between the Issuer and GMS Ventures and Investments, dated February 24, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on February 24, 2020).

12.

Power of Attorney by GMS Ventures and Investments. dated as of February 25, 2020 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and Investments with the SEC on February 27, 2020).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

BioLexis Pte. Ltd.

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Ghiath M. Sukhtian

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Arun Kumar Pillai

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

GMS Ventures and Investments

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact